THE WASHINGTON POST COMPANY

Exhibit 11

CALCULATION OF EARNINGS PER SHARE OF COMMON STOCK
(In thousands of shares)

	Thirteen Weeks Ended
	March 31, 2002	April 1, 2001

Number of shares of
Class A and Class B
common stock outstanding
at beginning of
Period	9,495	9,460

Issuance of shares of
Class B common stock
(weighted), net of
forfeiture of restricted
stock awards	3	19

Shares used in the
computation of basic
earnings per common share	9,498	9,479

Adjustment to reflect
dilution from common stock
equivalents	14	20

Shares used in the computation of diluted earnings per common share	9,512	9,499

Net income available for
common shares	$23,181	$198,527

Basic earnings per common
Share	$ 2.44	$ 20.94

Diluted earnings per
common share	$ 2.44	$ 20.90